Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☒ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☐ Government Securities Dealer
   - C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

4. A. Full name of the financial institution Goldman Sachs Bank USA

   B. Address of principal office of financial institution:

   200 West Street
   Address

   New York | NY | 10282
   City | State | Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Address

   City | State | Zip Code

   D. Mailing address if different from (B) or (C):

   Address

   City | State | Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

Name	Title	Area Code / Phone Number
Steve Elia	Managing Director	212-902-9041

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
71 South Wacker Drive	Chicago	IL	60606	Sales
555 California Street	San Francisco	CA	94104	Sales
360 S Rosemary Ave	West Palm Beac	FL	33401	Sales

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
See Attachment	

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Steven Thomas Elia
Name (First, Middle, Last)

Managing Director
Title

[signature]
Signature

7/29/25
Date

Form G-FIN

Attachment

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Name:	Title:	Amendment:
Leo Biselman	Managing Director	
Michael Leister	Managing Director	
Paul Chmiel	Managing Director	
Michael Hamilton	Managing Director	
Jordan Kaufman	Managing Director	
Stacy Mohr	Managing Director	
Sasha Munn	Managing Director	
Paul Antonios	**Managing Director**	**Deletion (See Note 2)**
Joshua Banschick	Managing Director	
Jake Caldwell	**Managing Director**	**Deletion (See Note 2)**
Zachary Glasser	**Managing Director**	**Deletion (See Note 2)**
Nitin Jagga	**Managing Director**	**Deletion (See Note 2)**
Rajiv Kamilla	**Managing Director**	**Deletion (See Note 2)**
Mark Romanczuk	**Managing Director**	**Deletion (See Note 2)**
Maheshwar Saireddy	**Managing Director**	**Deletion (See Note 2)**
Ryan Kelly	Managing Director	
Ilir Xholi	Managing Director	
Joseph Braik	Managing Director	
Arvind Giridhar	Managing Director	
Anshul Sehgal	Managing Director	
James Puccinelli	Managing Director	
Mike Mitchell	Managing Director	
Richard Chambers	Managing Director	
Chris Horvatin	Managing Director	
Muhammad Qubbaj	Managing Director	
Marc Getman	Managing Director	
Phillip Lee	Managing Director	
Andrew Mcillroy	Managing Director	

Supplemental List of Non-Supervisory Associated Persons

Name	Title	Amendment
Manish Agarwal	Vice President	
Michael Battle	Vice President	
Colin McReynolds	Vice President	
Gabriel Parra	Vice President	
Virginia Xu	Vice President	
Robert Zhang	Vice President	
Shawn Du	Associate	
Ronnie Odlum	Associate	
Marc Orazietti	Associate	
Matthew Timo	Associate	
Kelly Zhang	Associate	
Julia Brown	Analyst	
Anjan Mani	Analyst	
Eli Pullaro	Analyst	
Allison Cogan	**Vice President**	**Addition (See Note 1)**
Kevin Cousin	Vice President	
Mark Flood	Vice President	
Mike Gentile	Vice President	
Noam Liran	Vice President	
Michael Waterfield	Vice President	
Melissa Watt	Vice President	
Katie Calvo	Associate	
Many Carter	Associate	
Kate DeWinter	Associate	
Will Hoefer	Associate	
Karolina Laredo	Associate	
Laura Rathjen	Associate	
Olivia Rosenberg	Associate	
Madeline Angelides	Analyst	
Nixon Chege	Analyst	
Dylan Clemens	**Analyst**	**Addition (See Note 1)**
Michaela Ford	Analyst	
Rebecca Bayard	**Vice President**	**Deletion (See Note 2)**
Natalie Byun	**Vice President**	**Deletion (See Note 2)**
Alyssa Farella	Vice President	
Joseph Grathwohl	**Vice President**	**Deletion (See Note 2)**
Drew Hardt	**Vice President**	**Deletion (See Note 2)**
Caroline Hayes	**Vice President**	**Deletion (See Note 2)**
Emily Jiang	**Vice President**	**Deletion (See Note 2)**
Matt Joy	Vice President	
Sameer Kamble	**Vice President**	**Deletion (See Note 2)**
Jonah Kemp	Vice President	
William Lloyd	Vice President	
JD Peak	**Vice President**	**Deletion (See Note 2)**

Cayley Schafer	**Vice President**	**Deletion (See Note 2)**
Nan Su	**Vice President**	**Deletion (See Note 2)**
Sarah Brady	**Associate**	**Deletion (See Note 2)**
Renato Curak	**Associate**	**Deletion (See Note 2)**
Jordan Edwards	**Associate**	**Deletion (See Note 2)**
Brian Forness	**Associate**	**Deletion (See Note 2)**
Anna Gildea	**Associate**	**Deletion (See Note 2)**
Carli Gogol	**Associate**	**Deletion (See Note 2)**
Ben Grossman	**Associate**	**Deletion (See Note 2)**
Rose Hall	Associate	
Austin Junger	Associate	
Harsh Shah	**Associate**	**Deletion (See Note 2)**
Ebun Sofela	**Associate**	**Deletion (See Note 2)**
Josh Thompkins	Associate	
Karen Yang	Associate	
Matthew Cozzi	**Analyst**	**Deletion (See Note 2)**
Jake Greenwald	**Analyst**	**Deletion (See Note 2)**
Cole Jones	**Analyst**	**Deletion (See Note 2)**
Juliet Marchesani	**Analyst**	**Deletion (See Note 2)**
Daniel McCutchen	**Analyst**	**Deletion (See Note 2)**
Neha Nerevetla	Analyst	
Nina Radman	Analyst	
Andrew Reis	Analyst	
Nicole Toft	Analyst	
Leonardo Zapparoli	Analyst	
Brendan Carney	Associate	
Randall Crawford	Associate	
Ross Harmon	Vice President	
Ana Victoria Santanna De Otero	Vice President	
Emmanuel Damas	Associate	
Devin Warner	Vice President	
Elizabeth Ecker	Vice President	
Jeff O'Hare	Vice President	
Ada Situ	Vice President	
Cristina Tessari	Vice President	
Julien Thomas	Vice President	
Mitchell Cornell	Associate	
Abigail Gorbett	Associate	
Aryaman Jain	Associate	
Deen Hussain	Analyst	
Santiago Velasco	Analyst	
Erica Dembowski	Vice President	
Jake Kanavy	Vice President	
Marina Testani	Associate	
Michael Torre	Vice President	
Maggie Burd	Associate	
Sorato Doken	Associate	
Radhe Melwani	Analyst	

Evan Kim	**Analyst**	**Deletion (See Note 2)**
Brian Bingham	Vice President	
Christine Bernard	Associate	
Cemre Ertas	Analyst	
Selina Xia	Analyst	
Brandon Brown	Vice President	
April Li	Vice President	
Andrew Mullen	Vice President	
Kyle Peterson	Vice President	
Mandisa Msipa	Associate	
Audrey Laude	Associate	
Jeremy Baileys	Vice President	
Dhawal Mehta	Vice President	
Geoffrey Molnar	Vice President	
Sandy Fong	Associate	
Fatou Ndoye	Analyst	
Nicole Birkhold	Vice President	
Jonathan Coppola	Vice President	
Derek Kump	Vice President	
Vincent Mistretta	Vice President	
Alex Pompey	Vice President	
Mariana Pylypiw	**Vice President**	**Deletion (See Note 2)**
Aliya Saigol	Vice President	
Hayley Shaffer	Vice President	
Gerald Strabley	Vice President	
Duncan Webb	Vice President	
Kent Anzano	Associate	
John Barback	Associate	
Jenna Marget	Associate	
Johanna Mermer	Associate	
Sarah Skidmore	Associate	
Eli Baker	Analyst	
Brian Bartal	Analyst	
Ishan Bhasin	Analyst	
Mike Cabra	Analyst	
Pedro Carvalho	Analyst	
Michael Delman	**Analyst**	**Addition (See Note 1)**
Rex Eshirow	Analyst	
Margo Killey	Analyst	
Jake Kleinfeld	Analyst	
Dillon John	Analyst	

Note 1: Form U-4 Provided

Note 2: Goldman Sachs & Co. LLC., an affiliate of Goldman Sachs Bank USA, will continue to maintain the referenced employee's FINRA registration in accordance with regulatory requirements